UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Zymeworks Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

98985Y108

(CUSIP Number)

Anthony J. Caldwell, Esq.
Shartsis Friese LLP
425 Market Street, 11th Floor
San Francisco, CA 94105

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons. EcoR1 Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 14,132,291
9. Sole Dispositive Power 0
10. Shared Dispositive Power 14,132,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,132,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 19.99%

14.	Type of Reporting Person (See Instructions) IA, OO

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CUSIP No. 98985Y108

1.	Names of Reporting Persons. Oleg Nodelman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) X (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 14,132,291
9. Sole Dispositive Power 0
10. Shared Dispositive Power 14,132,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,132,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 19.99%

14.	Type of Reporting Person (See Instructions) IN, HC

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CUSIP No. 98985Y108

1.	Names of Reporting Persons. EcoR1 Capital Fund Qualified, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 13,316,425
9. Sole Dispositive Power 0
10. Shared Dispositive Power 13,316,425

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,316,425

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 18.8%

14.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 98985Y108

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.00001 per share, of Zymeworks Inc. (the “Issuer”). The principal executive office of the Issuer is located at 108 Patriot Drive, Suite A, Middletown, DE 19709.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	EcoR1 Capital Fund Qualified, L.P. (“Qualified Fund”); EcoR1 Capital, LLC (“EcoR1”) and Oleg Nodelman (“Nodelman”) (collectively, the “Filers”).

Qualified Fund is filing this statement jointly with the other Filers, but not as a member of a group and it expressly disclaims membership in a group. In addition, filing this Schedule 13D on behalf of Qualified Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13D.

Each Filer also disclaims beneficial ownership of the Stock except to the extent of that Filer’s pecuniary interest therein.

(b)	The business address of the Filers is

357 Tehama Street #3, San Francisco, CA 94103

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

EcoR1 is an investment adviser to investment funds, including Qualified Fund (collectively, the “Funds”). EcoR1 is the general partner of the Funds. Mr. Nodelman is the manager and control person of EcoR1.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Filers, see Item 6 of each Filer’s cover page.

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CUSIP No. 98985Y108
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Issuer’s Common Stock were as follows:

Purchaser	Source of Funds	Amount

EcoR1 Capital Fund Qualified, L.P.	Working Capital	$91,981,738.41
EcoR1 Capital Fund, L.P.	Working Capital	$5,666,981.11

The source and amount of funds used in purchasing Pre-Funded Warrants to purchase the Issuer’s Common Stock were as follows:

Purchaser	Source of Funds	Amount

EcoR1 Capital Fund Qualified, L.P.	Working Capital	$47,364,999.62
EcoR1 Capital Fund, L.P.	Working Capital	$2,634,993.17

Item 4.	Purpose of Transaction

The Filers are filing this Schedule 13D because one of EcoR1’s employees, Scott Platshon, was appointed to the Issuer’s board of directors on February 22, 2024. The Filers acquired the Stock for investment purposes based on their belief that the Stock, when purchased, was undervalued and represented an attractive investment opportunity.  The Filers will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the Filers may take such actions regarding their holdings of the Issuer’s securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Stock that they now own or hereafter acquire. The Filers also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or pledge their interests in the Stock to obtain liquidity. In addition, from time to time the Filers and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The Filers have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Filers may recommend action to the Issuer’s management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

Item 5.	Interest in Securities of the Issuer

The percentages reported in this Schedule 13D are based on 70,001,987 shares of the Issuer’s Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Form 10-Q filed on November 7, 2023.

(a) and (b) The aggregate number and percentage of shares of the Issuer’s Common Stock beneficially owned by each Filer on the date hereof is reflected on that Filer’s cover page.

The shares of the Issuer’s Common Stock beneficially owned by EcoR1 and Mr. Nodelman consist of 13,437,473 shares of Common Stock held by the private investment funds managed by EcoR1 and 5,086,521 shares of Common Stock issuable to those funds pursuant to Pre-Funded Warrants issued by the Issuer, which warrants are subject to a 19.99% beneficial ownership limitation.

The shares of the Issuer’s Common Stock beneficially owned by Qualified Fund consists of 12,658,224 shares of Common Stock and 4,818,462 shares of Common Stock issuable to Qualified Fund pursuant to Pre-Funded Warrants issued by the Issuer, which warrants are subject to a 19.99% beneficial ownership limitation.

(c)       The Filers engaged in the following transactions in the Issuer’s Common Stock in the 60 days preceding the date of this Schedule 13D:

On December 26, 2023, the Filers purchased Pre-Funded Warrants to acquire 5,086,521 shares of the Issuer’s Common Stock from the Issuer in a private transaction for a total purchase price of $49,999,992.79. Of these warrants, Qualified Fund purchased Pre-Funded Warrants to purchase 4,818,462 shares of the Issuer’s Common Stock for a total purchase price of $47,364,999.62.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

EcoR1 is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to EcoR1 the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, EcoR1 is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, EcoR1 is entitled to fees based on assets under management and realized and unrealized gains.

Securities Purchase Agreement

On December 23, 2023, the Filers entered into a securities purchase agreement (the “Securities Purchase Agreement”) for a private placement with the Issuer. Pursuant to the Securities Purchase Agreement, the Filers purchased 5,086,521 pre-funded warrants (the “Pre-Funded Warrants”) to purchase 5,086,521 shares of Common Stock of the Issuer (the “Warrant Shares”). In addition, the Issuer agreed that EcoR1 will have the right to nominate one of its partners as a member of the board of directors of the Issuer, subject to specified conditions. Such nomination right will terminate upon the earliest of the effective date of such appointment and January 1, 2026.

Pre-Funded Warrants

The Pre-Funded Warrants will be exercisable at an exercise price equal to $0.0001 per share, subject to adjustments as provided under the terms of the Pre-Funded Warrants. The Pre-Funded Warrants are exercisable at any time, except that the Pre-Funded Warrants cannot be exercised if, after giving effect or immediately prior to such exercise, the Filers, together with their affiliates and any other persons whose beneficial ownership of shares of Common Stock would be aggregated with the Filers for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would beneficially own more than 19.99% (the “Maximum Percentage”) of the total number of issued and outstanding shares of Common Stock or voting power of the Issuer following such exercise. The Maximum Percentage may be increased or decreased by the Filers with 61 days’ written notice to the Issuer; provided, however, that such percentage may in no event exceed 19.99%.

Registration Rights Agreement

The Filers also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer on December 23, 2023, requiring the Issuer to register the resale of the Warrant Shares (the “Registrable Securities”). Under the Registration Rights Agreement, the Issuer agreed to file a registration statement covering the resale by the Filers of their Registrable Securities upon the earlier of March 15, 2024 and the first business day following the date that the Issuer files it Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Filing Deadline”).

The Issuer agreed to use commercially reasonable efforts to cause such registration statement or final prospectus, as applicable, to be declared effective as soon as practicable, but no later than the later of April 29, 2024 and the 123rd calendar day following the closing date (the “Effectiveness Deadline”), and to keep such registration statement effective for a period that will terminate upon the earliest of (i) the date that all Registrable Securities covered by such registration statement or final prospectus, as applicable, have been sold, (ii) the date that all Registrable Securities covered by such registration statement or final prospectus, as applicable, may be sold without the requirement for the Issuer to be in compliance with the current public information required under Rule 144 as to such Registrable Securities and without volume or manner-of-sale restrictions and (iii) two (2) years after the date of the Securities Purchase Agreement. The Issuer agreed to be responsible for all reasonable expenses in connection with the filing of any registration statement or final prospectus, as applicable. For the avoidance of doubt, the fees and expenses of the Filers’ counsel shall be the responsibility of the Filers, and not the Issuer.

In the event (i) the registration statement or final prospectus, as applicable, covering the Registrable Securities has not been filed with the Securities and Exchange Commission (the “SEC”) on or prior to the Filing Deadline, (ii) the registration statement or final prospectus, as applicable, covering the Registrable Securities is not declared effective by the SEC prior to the earlier of (a) ten (10) business days after the date on which the Issuer is notified by the SEC that the registration statement or final prospectus, as applicable, will not be reviewed by the SEC or is not subject to further comment by the SEC and (b) the Effectiveness Deadline, or (iii) after the registration statement or final prospectus, as applicable, has been declared effective by the SEC, sales cannot be made pursuant to the registration statement or final prospectus, as applicable, for any reason, subject to certain limited exceptions, then the Issuer has agreed to make pro rata payments to each Filer as liquidated damages and not as a penalty, in an amount equal to one percent (1%) of the aggregate purchase price paid by such Issuer pursuant to the Securities Purchase Agreement for any shares of Common Stock held by such Issuer pursuant to the exercise of Pre-Funded Warrants but not for any unissued shares of Common Stock issuable upon exercise of the Pre-Funded Warrants for each 30-day period or pro rata for any portion thereof (a) following the Filing Deadline for which no registration statement or final prospectus, as applicable, is filed with respect to the Registrable Securities or (b) during which such registration statement or final prospectus, as applicable, is unavailable, as applicable. Payment of such liquidated damages shall be the Filers’ exclusive remedy for such events. In addition, (i) the aggregate amount of liquidated damages payable to a Filer shall not exceed, in the aggregate, six percent (6%) of the aggregate purchase price paid by such Filer and (ii) the Issuer shall not be liable in any thirty (30) day period for liquidated damages in excess of one percent (1%) of the aggregate purchase price paid by the Filer.

The Issuer has granted the Filers customary indemnification rights in connection with the registration statement. The Filers have also granted the Issuer customary indemnification rights in connection with the registration statement.

The foregoing description of the material terms of the Securities Purchase Agreement, the Registration Rights Agreement and the Form of Pre-Funded Warrant to purchase shares of Common Stock is qualified in its entirety by reference to those documents, each of which is referenced in Exhibits B, C and D hereto, respectively, and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Securities Purchase Agreement, dated December 23, 2023, by and among the Issuer and the Filers, attached as Exhibit 10.1 to the Issuer’s Form 8-K filed on December 26, 2023.

Exhibit C Registration Rights Agreement, dated December 23, 2023, by and among the Issuer and the Filers, attached as Exhibit 10.2 to the Issuer’s Form 8-K filed on December 26, 2023.

Exhibit D Form of Pre-Funded Warrant, attached as Exhibit 10.3 to the Issuer’s Form 8-K filed on December 26, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2024

EcoR1 CAPITAL, LLC By: /s/ Oleg Nodelman Oleg Nodelman Manager	EcoR1 CAPITAL FUND QUALIFIED, L.P. By: EcoR1 Capital, LLC, General Partner By: /s/ Oleg Nodelman Oleg Nodelman Manager
/s/ Oleg Nodelman Oleg Nodelman

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CUSIP No. 98985Y108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint EcoR1 Capital, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 22, 2024

EcoR1 CAPITAL, LLC By: By: /s/ Oleg Nodelman Oleg Nodelman Manager	EcoR1 CAPITAL FUND QUALIFIED, L.P. By: EcoR1 Capital, LLC, General Partner By: By: /s/ Oleg Nodelman Oleg Nodelman Manager
/s/ Oleg Nodelman Oleg Nodelman